

September 8, 2014

Via E-mail
Mr. Mark E. Yale
Executive Vice President, Chief Financial Officer and Treasurer
Glimcher Realty Trust
180 East Broad Street
Columbus, Ohio 43215

      **Re: Glimcher Realty Trust
              Form 10-K for fiscal year ended December 31, 2013
              Filed on February 25, 2014
              File No. 001-12482**

Dear Mr. Yale:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

FFO – Comparison of Years Ended December 31, 2013 to December 31, 2012, page 34

1.   We note your reference to changes in Property Operating Income. To the extent that this non-GAAP measure is quantified or discussed in future filings, please include a reconciliation to the most directly comparable GAAP financial measure and a statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors as required by Item 10(e)(1)(i) of Regulation S-K.

Consolidated Statements of Equity, page 76

2.   Please revise to include redeemable noncontrolling interests in the consolidated statements of equity in future filings in accordance with ASC 810-10-50-1A(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or me at 202-551-3429 if you have questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Senior Staff Accountant